January 8, 2021

BY EDGAR

Mr. Michael Volley

Mr. William Schroeder

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TriLinc Global Impact Fund, LLC

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed March 30, 2020

File No. 000-55432

Dear Mr. Volley and Mr. Schroeder:

This letter is submitted on behalf of TriLinc Global Impact Fund, LLC (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 23, 2020 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on March 30, 2020 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed on November 13, 2020.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.

Form 10-K for the Year ended December 31, 2019

Consolidated Statements of Cash Flows, page F-7

1.	Please revise future filings to present the purchase and maturity of investments in the investing section. Refer to ASC 230-10-45 for guidance.

Mr. Michael Volley

Mr. William Schroeder

Division of Corporation Finance

January 8, 2021

Response to Comment No. 1

As disclosed in the Company’s Form 10-K, although the Company was organized and intends to conduct its business in a manner so that it is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “Act”), the consolidated financial statements are prepared using the specialized accounting principles of the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 946, Financial Services — Investment Companies (“Topic 946”). Paragraph 946-10-15-5 of Topic 946 provides that a company that is not regulated as an investment company under the Act, can nonetheless be considered an “investment company” for purposes of Topic 946 if it meets the criteria to be deemed an “investment company” under paragraphs 946-10-15-6 and 946-10-15-7. The Company determined that it meets the criteria; including, specifically, that the Company: (i) obtains funds from multiple investors and manages the Company’s investments on behalf of those investors; (ii) discloses to investors that its sole business purpose is to provide investors with current income, capital preservation and modest capital appreciation through its  investing activities, wherein the Company acquires loans, originates loans and acquires participation interests in loans and trade finance facilities; (iii) has multiple investors that are not related parties; (iv) has multiple investments; and (v) carries its investments at fair value. Accordingly, the Company has consistently prepared its consolidated statements of cash flows in accordance with the guidance in Topic 946.  In addition, the Company applies the guidance in ASC 230-10-45-18, consistent with other Companies that prepare their consolidated statements of cash flows in accordance with Topic 946.  The AICPA Accounting and Audit Guide for Investment Companies states in Chapter 7, paragraph 7.168, that investment companies do not categorize securities as trading, available-for-sale, or held-to-maturity in accordance with ASC 320.  Further, the discussion indicates the cash flows are operating cash flows and focuses the analysis on whether cash flows should be presented gross versus net. We believe that this practice of reporting cash flows from investment securities as an operating activity is common practice used by other companies that, like the Company, engage in similar investing activities and meet the criteria to be deemed an “investment company” for purposes of Topic 946.  We are not aware of a change in the accounting guidance in this area and we have consistently applied this methodology for several years.  As a result, we do not believe that the classification of cash flows from our investments should be changed from an operating activity to an investing activity.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Polices

Valuation of Investments, page F-17

2.

We note your disclosure that market quotations may be deemed not to represent fair value. As of each period end presented, for each investment in which a market quotation was deemed not to represent fair value, please tell us the specific reasons why, the amortized cost, the value based on the market quotation and the actual fair

Mr. Michael Volley

Mr. William Schroeder

Division of Corporation Finance

January 8, 2021

value measurement used. Please tell us how you concluded that your fair value measurement was consistent with the guidance in ASC 820-10-35-41C.

Response to Comment No. 2

As of the end of each period presented in the Form 10-K, there were not any market quotations available for any of the Company’s investments.  As disclosed in Note 2 to the Company’s consolidated financial statements, substantially all of the Company’s investments are loans or participations in loans to private companies, and it is exceedingly unlikely that a market quotation will exist for any reporting period.  In the event a market quotation for an investment existed on or about the measurement date, we would review the market quotation in the context of it occurring in an otherwise illiquid market environment and we would conduct additional fair value analysis with the assistance of our external advisor, TriLinc Advisors, LLC (the “Advisor”), in accordance with the valuation procedures approved by the Company’s Board of Managers and consistent with the guidance provided in ASC 820-10-35-41C.

Form 10-Q for the Quarter ended September 30, 2020

Consolidated Financial Statements

Consolidated Schedule of Investments, As of September 30, 2020, page 5

3.

We note your description of your receivable from IIG TOF B.V. as short term. Please tell us how you determined this receivable should be classified as a short term investment considering the bankruptcy of IIG TOF B.V. and related uncertainty of recovery.

Response to Comment No. 3

We agree with the Staff’s view that subsequent to IIG TOF B.V.’s January 2020 bankruptcy filing, it should no longer be considered a short-term investment. We will adjust future filings to reflect this investment as “other investments” in the Consolidated Schedule of Investments which will make it consistent with its current designation in the investment table presented in Note 3 to the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Polices

Valuation of Investments, page 11

4.

Please tell us and revise future filings to explain why fair value equals amortized cost for many of your non-watch list investments. Please more clearly describe how you assess whether unobservable inputs change during a period, describe the variability in

Mr. Michael Volley

Mr. William Schroeder

Division of Corporation Finance

January 8, 2021

the unobservable inputs (e.g. how often you typically observe changes in unobservable inputs) and describe how you determine if you should revise an input based on your assessment.

Response to Comment No. 4

Each investment, including non-watchlist investments, is reviewed by the Advisor on a quarterly basis to assess the fair value as of the end of each quarter. As disclosed in Note 2, the Company’s board of managers discusses the valuations with the Advisor and determines the fair value of each investment.  Any potential valuation adjustments are subject to a materiality threshold as determined by the Advisor.   Given the characteristics of our investments, they are not as sensitive to certain macroeconomic factors.  For example, given the short duration of many of our investments, they are not as sensitive to macroeconomic factors such as fluctuations in interest rates.  Due to the fact that all non-watchlist investments are performing loans, with no macroeconomic indicator or other event observed that would reasonably be expected to have a material impact on the underlying performance or collateral value of the investment, it would follow that most of these investments would not deviate materially from the amortized cost. If, pursuant to our quarterly review, we determine that one or more material valuation adjustments are appropriate, then we adjust the fair value. Historically, in most cases these adjustments that have resulted in a fair value that is materially different from amortized cost have resulted in our determination to place the investment on the watchlist. In future filings, we will expand our existing disclosure regarding our approach with respect to our non-watch list investments in the “Significant Accounting Policies – Valuation of Investments” footnote.

5.

Noting your disclosure on page 10 related to the significant impact of COVID-19, please tell us how the increased uncertainty and risk related to the impact of COVID-19 was considered in your fair value measurements at September 30, 2020 and why this would not result in a change in fair value from December 31, 2019 for many investments.

Response to Comment No. 5

We considered the impact of COVID-19 as one of many factors in assessing the fair value of our investments at September 30, 2020, as well as at each quarter-end during 2020.  Specifically, we considered the impact of COVID-19 on discount rates (which can have a negative impact on valuations, as higher discount rates lead to lower valuations, assuming other inputs remain constant), which resulted in our determination to increase the discount rates applied to several of our investments and to add five new loans to the watchlist, as of March 31, 2020 – during the initial months of significant COVID-19 related shutdowns and uncertainty.  The degree to which we increased discount rates for the impact of the risk and uncertainty presented by COVID-19 varied based in part on the historic performance of the investment being valued.  For example, for watchlist investments, where performance had already been less than

Mr. Michael Volley

Mr. William Schroeder

Division of Corporation Finance

January 8, 2021

optimal prior to the onset of the pandemic, increases to applicable discount rates due to the impact of COVID-19 were included as part of the discount rate applied to the respective borrower’s credit performance.  For non-watchlist investments where no material negative impact on performance had been observed as of March 31, 2020 due to the impact of COVID-19, but where we believed there was a material risk that COVID-19 could be a future top-down macroeconomic factor that could negatively impact valuation, we applied a “COVID-19” premium to the discount rate based on the Advisor’s and the Company’s assessment of the degree of risk for the investment in question, which is informed by the Company’s forecast of COVID-19’s likely macroeconomic and microeconomic effects. Although these COVID-19 premiums were applied as of March 31, 2020, it did not result in any change in the fair value from December 31, 2019 for most of our investments, including all of our non-watchlist investments (other than the five investments that were added to the watchlist as of March 31, 2020), because the impact of the application of the COVID-19 premium was mitigated by other factors and inputs assessed as part of the determination of fair value, including, without limitation, factors such as the short duration and high interest rates applicable to many of the investments.

Subsequent to the COVID-19 related adjustments to discount rates that the Company made to certain of its investments as of March 31, 2020, the Company has not made any such adjustments to any other investments. The Company has continued to review and monitor the performance of its investments, which has been materially consistent with the Company’s forecast and expectations, as of March 31, 2020, of how COVID-19 would affect the performance of its investments.  However, it should also be noted that none of the top-down COVID-19 premiums applied as of March 31, 2020 have been reversed as of September 30, 2020, despite significantly improved economic and financial conditions globally since the initial COVID-19 premiums were applied.  This is primarily because the original COVID-19 premiums that were applied as of March 31, 2020 were based on the Company’s forecast of the impact of COVID-19 on its investments (as noted above), which included an expectation that there would be some improvement in economic and financial conditions, and those expectations have been met in the subsequent months.

* * * *

Mr. Michael Volley

Mr. William Schroeder

Division of Corporation Finance

January 8, 2021

The Company respectfully believes that the information contained herein is responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact our legal counsel, Ali Connaughton of Morrison & Foerster LLP at (202) 887-1567 or me at (310) 220-4764.

Sincerely,

/s/ Mark A. Tipton
Mark A. Tipton Chief Financial Officer TriLinc Global Impact Fund, LLC
cc:	Alice L. Connaughton, Morrison & Foerster LLP